                                ACQUISITION AGREEMENT


                                       between

                          Volvo Construction Equipment N.V.

                                       - and -

                           Champion Road Machinery Limited


                           DATED:  as of February 20, 1997

                                  TABLE OF CONTENTS
                                                                        PAGE NO.

ARTICLE I
    THE OFFER
    1.1  Covenants of the Purchaser                                      1
    1.2  Approval of the Corporation                                     3
    1.3  Shareholder Lists                                               3

ARTICLE II
    REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
    2.1  Corporate Organization                                          4
    2.2  Enforceability of Agreement                                     4
    2.3  Conflicting Provisions                                          4
    2.4  Consents                                                        4

ARTICLE III
    REPRESENTATIONS AND WARRANTIES OF THE CORPORATION
    3.1  Corporate Organization                                          5
    3.2  Enforceability of Agreement                                     5
    3.3  Conflicting Provisions                                          5
    3.4  Consents                                                        5
    3.5  Public Disclosure                                               6
    3.6  Absence of Changes                                              7
    3.7  Absence of Litigation                                           7
    3.8  Environmental Matters                                           7

ARTICLE IV
    COVENANTS

    4.1  Conduct of Business of the Corporation                          8
    4.2  Board of Directors                                              9
    4.3  Access to Information                                           9
    4.4  No Solicitation                                                 9
    4.5  Further Action; Reasonable Best Efforts                        10
    4.6  Public Announcements                                           10
    4.7  Regulatory Approvals                                           10
    4.8  Take Up and Payment                                            10
    4.9  Increase in Consideration                                      11

ARTICLE V
    TERMINATION, AMENDMENT AND WAIVER
    5.1  Termination                                                    11
    5.2  Effect of Termination                                          12
    5.3  Fees and Expenses                                              12
    5.4  Waiver                                                         12

ARTICLE VI
    GENERAL PROVISIONS

    6.1  Non-Survival of Representations, Warranties and Agreements     12
    6.2  Notices                                                        13
    6.3  Certain Definitions and Rules of Construction                  14
    6.4  Severability                                                   14
    6.5  Entire Agreement; Assignment                                   15
    6.6  Time                                                           15
    6.7  Currency                                                       15
    6.8  Amendments                                                     15
    6.9  Counterparts                                                   15
    6.10 Governing Law                                                  15

SCHEDULE "B"
    DEFINITIONS

                                ACQUISITION AGREEMENT


    ACQUISITION AGREEMENT, dated as of February 20, 1997 (this "Agreement"), between Volvo Construction Equipment N.V., a corporation incorporated under the laws of Holland (the "Purchaser") and Champion Road Machinery Limited, a corporation incorporated under the CANADA BUSINESS CORPORATIONS ACT (the "CBCA") (the "Corporation").

    WHEREAS the Board of Directors of the Purchaser has approved this Agreement and the transactions contemplated hereby;

    WHEREAS the Board of Directors of the Corporation has approved this Agreement and the transactions contemplated hereby;

    WHEREAS certain of the shareholders of the Corporation have executed and delivered a Lock-Up Agreement dated February 20, 1997 (the "Lock-Up Agreement") with the Purchaser;

    NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Purchaser and the Corporation hereby agree as follows:

                                       ARTICLE
                                      THE OFFER

    COVENANTS OF THE PURCHASER

         TIMING. The Purchaser agrees to cause a direct or indirect wholly-owned subsidiary of AB Volvo (publ) (the "Offeror") to make an offer (the "Offer") on the terms summarized in Schedule "A" forming part of this Agreement for 100% of the Corporation's issued and outstanding common shares, including any common shares which may become outstanding pursuant to the exercise of outstanding options to acquire common shares of the Corporation (the "Common Shares" or "Shares") at a cash price of $15.00 per share on or before February 27, 1997 (the "Proposed Offer Date"), provided that in the event that the Offeror shall not have been provided with such of the lists referred to in paragraph 1.3 in order to allow the Offeror to mail the Offer to holders of Common Shares or any of the conditions in paragraph 1.1(d) has not been met to the satisfaction of the Offeror by the Proposed Offer Date, the Proposed Offer Date shall be extended to the later of: (a) the third business day following the obtaining of such lists and
    (b) the third business day following the satisfaction of such conditions.

         OFFER DOCUMENTS. The Purchaser shall prepare the Offer, the takeover bid circular and the related letter(s) of transmittal and notice(s) of guaranteed delivery (collectively, the "Offer Documents") with respect to the Offer in compliance with the SECURITIES ACT (Ontario) (the "OSA") and other applicable provincial securities laws, rules and regulations and published policies thereunder and the securities laws, rules and regulations and published policies thereunder of the United States and the states thereof

    (collectively, the "Securities Laws"). The Corporation and its counsel shall be given an opportunity to review the Offer Documents prior to their being mailed to holders of record of Shares and filed with the applicable securities regulatory authorities. The Purchaser shall provide each Shareholder and the Corporation with a final copy of the Offer Documents to be mailed to all shareholders. The Offeror shall file the Offer Documents on a timely basis with the appropriate securities commissions and other regulatory authorities in Canada and the United States (the "Securities Authorities"). The Offer Documents, when filed with the Securities Authorities and mailed to the Shareholders, shall contain all information which is required to be included therein in accordance with any applicable law, including, without limiting the generality of the foregoing, the CANADA BUSINESS CORPORATIONS ACT (the "CBCA") and the Securities Laws and shall in all material respects comply with the requirements of applicable law, including the CBCA and Securities Laws.
    The terms of the Offer shall comply with the terms of this Agreement. In making the Offer, the Offeror shall comply in all material respects with the provisions of applicable law, including Securities Laws.

         DEALER MANAGER. The Purchaser shall appoint a dealer manager in connection with the Offer and solicit acceptances of the Offer. The dealer manager will be required to form a soliciting dealer group comprised of members of the Investment Dealer Association of Canada and of the stock exchanges in Canada to solicit acceptance of the Offer in Canada and the United States.

         CONDITIONS PRECEDENT. Notwithstanding paragraph 1.1(a), the Purchaser shall not be required to cause the Offeror to make the Offer if at the time the Offeror proposes to make the Offer and on the Proposed Offer Date (or on any later day on which the Offer is required to be made under paragraph 1.1(a)):

              any of the conditions set forth in paragraphs (e) to (g) inclusive and paragraphs (i), (k) and (l) of section 3 of Schedule "A" hereto have not been satisfied; or

              any representation or warranty of the Corporation in Article III shall not be, as of the date made, true and correct in all respects which failure to be true and correct constitutes a Material Adverse Effect, or the Corporation shall not have performed in all respects any covenant or complied in all respects with any agreement to be performed by the Corporation under this Agreement prior to such date which failure to so perform or comply constitutes a Material Adverse Effect.

    The foregoing conditions are for the sole benefit of the Purchaser and may be waived by the Purchaser in whole or in part at any time or from time to time and shall be deemed to have been waived by the making of the Offer by the Offeror.

    APPROVAL OF THE CORPORATION

         The Corporation hereby confirms that its Board of Directors, after consultation with its advisers, by a resolution of such Board of Directors, has unanimously (i) determined that the Offer is fair to the holders of the Shares from a financial point of view and that this Agreement and the transactions contemplated hereby are in the best interests of the Corporation and its shareholders, (ii) approved this Agreement and the transactions contemplated hereby, and (iii) resolved to recommend that the shareholders of the Corporation accept the Offer and tender their Shares to the Offeror thereunder.

         The Corporation shall use its reasonable commercial efforts to mail, concurrently with the mailing of the Offer Documents, to holders of record of Shares, to each of the directors of the Corporation and to file with the applicable securities regulatory authorities, a Directors' Circular (together with all amendments, supplements and exhibits thereto, (the "Directors' Circular") which shall reflect the determinations and
    recommendation referred to in Section 1.2(a).   The Corporation shall
    comply with all Securities Laws in respect of the Offer. The Purchaser and its counsel shall be given an opportunity to review the Directors' Circular prior to its being mailed to holders of record of Shares and filed with the applicable securities regulatory authorities. Each of the Purchaser and the Corporation agrees to provide the other party and its counsel in writing with any written comments, notice or communications either of them or their respective counsel may receive from the Director under the CBCA and the Securities Authorities with respect to the Offer, the Offer Documents and the Directors' Circular promptly after the receipt of such comments.

    SHAREHOLDER LISTS - The Corporation shall or shall cause its transfer agent to prepare a list of shareholders of the Corporation in accordance with section 21 of the CBCA and a list of holders of stock options and any other rights, warrants or convertible or exchangeable securities currently outstanding (with full particulars as to the purchase, exercise or conversion price and expiry date), as well as a security position listing from each depositary including, without limitation, The Canadian Depositary for Securities Limited and deliver same to the Offeror as soon as practicable after the execution of this Agreement and in as many days as possible before the expiry of the statutory ten day period provided under the aforesaid section 21 of the CBCA, and to prepare supplemental lists setting out any changes to the aforesaid lists for each business day thereafter, and deliver same to the Offeror; all such aforesaid deliveries shall be in both printed and computer readable form.

                                       ARTICLE
                   REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Corporation that:

    CORPORATE ORGANIZATION - The Purchaser is, and the Offeror will be at the date of the Offer, a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and the Purchaser has, and the Offeror will have at the date of the Offer, all necessary corporate power, and authority, capacity and right, and the Purchaser has, and the Offeror will have at the date of the Offer, received all requisite approvals (other than the regulatory approvals referred to in paragraphs (b) and (c) of section 3 of Schedule "A" hereto) to complete the transactions contemplated by this Agreement and, in the case of the Purchaser, to enter into this Agreement.

    ENFORCEABILITY OF AGREEMENT - Upon the due execution and delivery of this Agreement by the Corporation, this Agreement shall be a legally valid and binding agreement enforceable by the Corporation against the Purchaser in accordance with its terms, subject, however, to the usual limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and the availability of equitable remedies.

    CONFLICTING PROVISIONS - The Purchaser is not, and the Offeror at the date of the Offer will not be, a party to, bound or affected by or subject to, any agreement, charter or by-law provision, statute, regulation, judgement, order, decree or law which would be violated, contravened, breached by, or under which default would occur as a result of, the execution and delivery or performance of this Agreement and which default, violation, contravention or breach would materially impair or would prevent the Purchaser or the Offeror from consummating the transactions contemplated hereby.

    CONSENTS - No consent, waiver, approval, authorization, exemption, registration, license or declaration of or by, or filing (other than pursuant to the Securities Laws) with, or notification to any governmental agency or other regulatory authority or administrative agency or commission is required to be made or obtained by the Purchaser or the Offeror in connection with (i) the execution and delivery by the Purchaser of this Agreement, or (ii) the consummation by the Purchaser and the Offeror of any of the transactions provided for herein, except for or in connection with the regulatory approvals referred to in paragraphs (b) and (c) of section 3 of Schedule "A" hereto.

    SUFFICIENT FUNDS - The Offeror will have at the date of the Offer sufficient funds or financing arrangements in place to provide sufficient funds to purchase all Common Shares tendered under the Offer.

                                       ARTICLE
                  REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

The Corporation hereby represents and warrants to the Purchaser that:

    CORPORATE ORGANIZATION - The Corporation is a corporation duly incorporated and validly existing under the CBCA and has all necessary corporate power, authority, capacity and right, to enter into this Agreement and to complete the transactions contemplated hereby.

    ENFORCEABILITY OF AGREEMENT - Upon due execution and delivery of this Agreement by the Purchaser, this Agreement shall be a legally valid and binding agreement enforceable by the Purchaser against the Corporation in accordance with its terms, subject, however, to the usual limitations with respect to enforcement, imposed by law in connection with bankruptcy or similar proceedings and the availability of equitable remedies.

    CONFLICTING PROVISIONS - The Corporation is not a party to, bound or affected by or subject to, any agreement, charter or by-law provision, statute, regulation, judgement, order, decree or law which would be violated, contravened, breached by, or under which default would occur as a result of, the execution and delivery or performance of this Agreement and which default, violation, contravention or breach would constitute a Material Adverse Effect or would prevent the Corporation from consummating the transactions contemplated hereby.

    CONSENTS - No consent, waiver, approval, authorization, exemption, registration, license or declaration of or by, or filing (other than pursuant to the Securities Laws) with, or notification to any governmental agency or other regulatory authority or administrative agency or commission is required to be made or obtained by the Corporation in connection with (i) the execution and delivery by the Corporation of this Agreement, or (ii) the consummation by the Corporation of any of the transactions provided for herein, except for or in connection with the regulatory approvals referred to in paragraphs (b) and (c) of section 3 of Schedule "A" hereto.

    PUBLIC DISCLOSURE

         The Corporation has complied in all material respects with its obligation to file all forms, reports, statements, schedules and documents required to be filed with the Securities Authorities since April 12, 1994 (collectively, the "Reports"), each of which Reports complied in all material respects with the applicable requirements of the Securities Laws, as in effect on the date so filed. Except for the financial statements of
    the Corporation as   at and for the periods ended March 31, 1995 and June
    30, 1995 which have been restated, none of such Reports (including any financial statements, schedules, documents or exhibits included or incorporated by reference therein) or the prospectus of the Corporation dated April 12, 1994 when filed pursuant to the Securities Laws contained any misrepresentation (as defined in the OSA). All such Reports, (including any financial statements, schedules, documents or exhibits included or incorporated by reference therein) and the prospectus of the Corporation dated April 12, 1994 complied in all material respects with all applicable requirements of law.

         The audited consolidated financial statements of the Corporation (including any related notes thereto) for the fiscal year ended December 31, 1996 which have previously been furnished to the Purchaser, have been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Corporation and its subsidiaries at the date thereof and the consolidated results of its operations and changes in cash flows for the period indicated.

         Except as and to the extent set forth on or contemplated by the consolidated balance sheet of the Corporation and its subsidiaries at December 31, 1996, including the notes to the financial statements of the Corporation for its fiscal year then ended, neither the Corporation nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet or in the notes thereto prepared in accordance with Canadian generally accepted accounting principles, except for liabilities or obligations incurred in the ordinary course of business since December 31, 1996 which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

    ABSENCE OF CHANGES - Since December 31, 1996, except as set forth in the Reports, there has not been:

         any change in the financial condition, operations (including inventories) or prospects of the Corporation constituting a Material Adverse Effect; or

         any damage, destruction, loss, labour trouble or other event, development or condition of any character (whether or not covered by insurance) constituting a Material Adverse Effect.

    ABSENCE OF LITIGATION - Except as disclosed to the Purchaser in writing there are no suits, claims, actions, proceedings or investigations pending or, to the knowledge of the Corporation, threatened against the Corporation or any of its subsidiaries, or any properties, assets or rights of the Corporation or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, that (i) individually or in the aggregate, constitute a Material Adverse Effect or (ii) seek to delay or prevent the consummation of the transactions contemplated hereby or by the Lock-Up Agreements, and, to the knowledge of the Corporation, there are no bases or grounds on which such a suit, claim, action, proceeding or investigation could be commenced with a reasonable likelihood of success. As of the date hereof, neither the Corporation nor any of its subsidiaries nor any of their respective properties or assets is or are subject to any order, writ, judgment, injunction, decree, determination or award which is a Material Adverse Effect or which could prevent or delay the consummation of the transactions contemplated hereby.

    ENVIRONMENTAL MATTERS - Except as disclosed to the Purchaser in writing and except with respect to the facilities located in Charlotte, North Carolina which are leased by the Corporation (in respect of which the Corporation has no knowledge of environmental matters):

         to the knowledge of the Corporation all operations of the Corporation conducted on the owned and leased real properties of the Corporation and such properties themselves are in compliance with all Environmental Laws except where the failure to comply does not constitute a Material Adverse Effect.

         All Environmental Approvals required to be held by the Corporation have been obtained, are valid and in full force and effect, except where any failure to obtain such Environmental Approval or the failure of such Environmental Approval to be valid and in full force and effect does not constitute a Material Adverse Effect and there have been and are no proceedings commenced or threatened to revoke or amend any Environmental Approvals.

         Neither the Corporation nor any of its operations has been or is now the subject of any Remedial Order, nor does the Corporation have any knowledge of any investigation or evaluation commenced as to whether any such Remedial Order is necessary nor has any threat of any such Remedial Order been made.

         To the knowledge of the Corporation no part of the owned or leased real properties of the Corporation (including properties previously owned or leased) or any other assets of the Corporation has ever been used as a landfill or for the disposal of waste.

         The Corporation has no knowledge of any Hazardous Substance in, on or under the owned or leased real properties of the Corporation (including properties previously owned or leased) at levels which exceed decommissioning or remediation standards under any Environmental Laws or standards published or administered by those Governmental Authorities responsible for establishing or applying such standards.

         The Corporation has no knowledge of any Hazardous Substance originating from any neighbouring or adjoining properties which has migrated onto, or is migrating towards any of the owned or leased real properties of the Corporation at levels which exceed decommissioning or remediation standards under any Environmental Laws or standards published or administered by those Governmental Authorities responsible for establishing or applying such standards.

                                       ARTICLE
                                      COVENANTS

    CONDUCT OF BUSINESS OF THE CORPORATION - The Corporation covenants and agrees that, during the period from the date of this Agreement to the time (the "Effective Time") of the first appointment or election to the Board of Directors of the Corporation (the "Board") of persons designated by the Purchaser, who at the time of the designation, represent the Applicable Percentage (as defined in Section 4.2) of the directors of the Corporation, except pursuant to the terms hereof, or unless the Purchaser shall otherwise agree in writing, the businesses of the Corporation and its subsidiaries shall be conducted only in, and the Corporation and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner substantially consistent with past practice and in compliance with applicable laws; and the Corporation and its subsidiaries shall each use its reasonable efforts to preserve intact the business organization of the Corporation and its subsidiaries and to preserve the present relationships of the Corporation and its subsidiaries with customers, suppliers and other persons with which the Corporation or any of its subsidiaries has business relations. By way of amplification and not limitation, neither the Corporation nor any of its subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly do, or propose or commit to do, anything which would cause any of the conditions set forth in section 3 of Schedule "A" to not be satisfied.

    BOARD OF DIRECTORS - Provided that at least a majority of the outstanding Shares on a fully-diluted basis are acquired pursuant to the Offer, if requested by the Purchaser, the Corporation shall, following the first take-up of and payment for the Shares to be purchased pursuant to the Offer use all reasonable efforts to cause the Applicable Percentage (as defined below) of directors (and of members of each committee of the Board and members of the boards of directors of each subsidiary) (rounded in each case to the next highest director or member) of the Corporation to consist of persons designated or selected by the Purchaser (whether, at the request of the Purchaser, by means of increasing the size of the Board or seeking the resignation of directors and causing the Purchaser's designees to be nominated for election). The "Applicable Percentage" means the ratio of (i) the total voting power of all Shares accepted for payment and taken up and paid for pursuant to the Offer to (ii) the total voting power of the outstanding voting securities of the Corporation, rounded to the nearest whole number and expressed as a percentage. The Purchaser intends to proceed as expeditiously as is practicable to cause the

Board of Directors of the Corporation (and the board of directors of each subsidiary of the Corporation) to consist of persons designated or selected by the Purchaser.

    ACCESS TO INFORMATION - For the purpose resolving any issues which have arisen during the course of the Purchaser's investigation of the business and affairs of the Corporation, subject to the confidentiality agreement dated February 12, 1997 between the Purchaser and the Corporation (the "Confidentiality Agreement") following commencement of the Offer, the Corporation shall, and shall cause its subsidiaries, officers and directors to, and request its auditors and legal counsel to, afford the officers, employees, auditors and other agents of the Purchaser, reasonable access at reasonable times to its officers and facilities, as necessary, and to its books and records, and shall furnish the Purchaser and such other persons with such financial, operating and other data and information as the Purchaser, through its officers, employees or agents, may from time to time reasonably request.

    NO SOLICITATION - Neither the Corporation nor any of its subsidiaries shall, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial adviser, lawyer, accountant or other representative retained by it or any of its subsidiaries to initiate, solicit or encourage any inquiries, submissions or offers as to or in connection with the making of, or provide information to, or respond to any person making, any offer or proposal with respect to a Transaction Proposal, provided that nothing in this Agreement shall prohibit the board of directors of the Corporation from (i) considering, negotiating, approving or recommending to Shareholders, or providing information to a potential acquiror pursuant to, or taking any necessary steps to implement any bona fide written Transaction Proposal at a price exceeding $15.00 per Common Share which the Board determines in good faith would, if consummated in accordance with its terms, result in a transaction more favourable to all Shareholders than the consummation of the Offer, or (ii) taking such action as may be required to fulfil its fiduciary or statutory duties; PROVIDED, FURTHER, that the Board shall promptly inform the Purchaser of the terms and conditions of such proposal and the identity of the person making it.

    FURTHER ACTION; REASONABLE BEST EFFORTS - Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including:

         cooperation in the preparation and filing of the Offer Documents and the Directors' Circular and any required filings under the Competition Act, and any amendments to any such filings; and

         to diligently make all required regulatory filings and applications and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Corporation and its subsidiaries as are necessary for the consummation of the transactions contemplated by this Agreement and to fulfil the conditions to the Offer.

    PUBLIC ANNOUNCEMENTS - Prior to any announcement of a Transaction Proposal, the

Purchaser and the Corporation agree to consult with each other before issuing any press release or otherwise making any public statements with respect to the Offer. The Corporation further agrees not to make any public statements at any time with respect to the business plans of the Purchaser for the Corporation without the prior written consent of the Purchaser.

    REGULATORY APPROVALS - The Purchaser shall, and shall cause the Offeror to diligently pursue, all of the regulatory approvals referred to or contemplated by paragraphs (b) and (c) of section 3 of Schedule "A" hereto, and shall keep the Corporation informed with respect to the status of applications for all such approvals, including providing all relevant documentation to the Corporation to allow it to assess the status of such applications.

    TAKE UP AND PAYMENT - Subject to the terms and conditions hereof, the Purchaser agrees to cause the Offeror to take up the Common Shares deposited under the Offer and pay for such Common Shares in accordance with applicable Securities Laws.

    INCREASE IN CONSIDERATION - The Purchaser covenants that, in the event the Offeror increases the consideration per Common Share offered under the Offer (but for greater certainty, excluding any greater consideration paid as a result of any proceeding in respect of fair value under the CBCA or any other subsequent acquisition transaction), the Offeror will pay such increased consideration to each holder of Shares tendered, by such holder, notwithstanding that such Common Shares have previously been taken up and paid for by the Offeror.

                                       ARTICLE
                          TERMINATION, AMENDMENT AND WAIVER

    TERMINATION - This Agreement shall terminate at the Effective Time and may be earlier terminated at any time prior to the Effective Time:

         by the Corporation or the Purchaser if any court of competent jurisdiction or other governmental body located or having jurisdiction within Canada or the United States, shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer and such order, decree, ruling or other action is or shall have become final and nonappealable; PROVIDED that such right of termination shall not be available to any party if such party shall have failed to make reasonable efforts to prevent or contest the imposition of such injunction or action and such failure materially contributed to such imposition;

         by the Corporation if the Offer has not been made by the date required in paragraph 1.1(a) hereof; the Offer (or any amendment thereto other than as specifically contemplated by Schedule "A" hereto) does not conform in all material respects with the description in Schedule "A"; or Common Shares deposited under the Offer have not, for any reason whatsoever been taken up and paid for on or before the earlier of (A) May 26, 1997, and (B) 90 days after the date of mailing of the Offer to Shareholders of the Corporation.

         by the Purchaser if (i) the Offer has been terminated, withdrawn or otherwise expires in accordance with its terms; or (ii) there shall have been a material breach of any representation or warranty on the part of the Corporation contained herein; for this purpose, a material breach is a breach that, individually or in the aggregate, constitutes a Material Adverse Effect; (iii) there shall have been a breach of any covenant or agreement on the part of the Corporation contained herein which individually or in the aggregate, constitutes a Material Adverse Effect (PROVIDED that in such case the Purchaser shall give not less than five days prior notice to allow the Corporation to cure any breach before exercising its right of termination); or (iv) the Board shall have withdrawn or modified (including by amendment of the Directors' Circular) in a manner determined by the Purchaser to be adverse to the Purchaser or the Offeror its approval or recommendation of the Offer, this Agreement or the transactions contemplated hereby or by the Lock-Up Agreements or shall have approved or recommended a Transaction Proposal, or shall have resolved to effect any of the foregoing.

    EFFECT OF TERMINATION - In the event of the termination of this Agreement pursuant to Section 5.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto; PROVIDED, HOWEVER, that nothing herein shall relieve any party from liability for any breach of any provision of this Agreement which occurred on or before the date of such termination. Notwithstanding the foregoing, if this Agreement is terminated, the Corporation shall remain liable to the Purchaser pursuant to section 5.3. The termination of this Agreement shall not affect the obligations of the parties under the Confidentiality Agreement.

    FEES AND EXPENSES - Provided that the Offer is made and is not withdrawn or allowed to expire, other than as a result of the failure to satisfy any of the conditions set forth in section 3 of Schedule "A" hereto, and a Transaction Proposal is announced, commenced or made at any time prior to 90 days after the date of mailing the Offer to the shareholders of the Corporation and is thereafter completed (whether before or after the ninetieth day after the date of mailing the Offer to the shareholders of the Corporation) the Corporation will pay to the Purchaser forthwith upon the completion of such Transaction Proposal a fee of $5,000,000. Except as otherwise set forth in this section 5.3, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

    WAIVER - At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                                       ARTICLE
                                  GENERAL PROVISIONS

    NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS - The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 5.1, as the case may be, except as set forth in Section 5.2.

    NOTICES - Any notice or other communication which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered personally or sent by facsimile, in the case of:

         the Purchaser or the Offeror, addressed as follows:

              Volvo Construction Equipment N.V.
              Coencoop 55
              NL-2741 PH Waddinxveen
              The Netherlands

              Attention:          The President
              Telephone No.:      32 2 674 7611
              Telecopy No.:       32 2 675 1532

         with a copy to:

              Osler, Hoskin & Harcourt
              P.O. Box 50,
              First Canadian Place,
              Toronto, Ontario.
              M5X 1B8

              Attention:          John F. Petch
              Telephone No.:      (416) 362-2111
              Telecopy No.:       (416) 862-6666

         the Corporation, addressed as follows:

              Champion Road Machinery Limited
              Xerox Building, Suite 2204
              180 Columbia St. W.
              Waterloo, Ontario
              N2L 3L3

              Attention:          Arthur F. Church
              Telecopy No.:       (519) 884-2662
              Telephone No. :     (519) 884-6000

         with a copy to:

              Sequoia Associates
              3000 Sand Hill Road
              Building II, Suite 140
              Menlo Park, CA 94025

              Telecopy No.:       (415) 854-2364
              Telephone No.:      (415) 854-8500
         and to:

              Blake, Cassels & Graydon
              Box 25, Commerce Court West
              Toronto, Ontario
              M5L 1A9

              Attention:     Gordon Currie
              Telecopy No.:  (416) 863-2653
              Telephone No.: (416) 863-2718

or to such other address as the relevant party may from time to time advise by notice in writing given pursuant to this section. Any notice that is delivered shall be deemed to be delivered on the date of delivery to such address if delivered on a business day prior to 5:00 p.m. (local time at the place of receipt) or on the next business day if delivered after 5:00 p.m. or on a non-business day. Any notice telecopied shall be deemed to be delivered on the date of transmission (for which confirmed receipt is provided to the sender) if delivered on a business day prior to 5:00 p.m. (local time at the place of receipt) or the next business day if delivered after 5:00 p.m. or on a non-business day.

    CERTAIN DEFINITIONS AND RULES OF CONSTRUCTION

         For purposes of this Agreement, the terms defined in Schedule "B" forming part of this Agreement shall have the meanings ascribed thereto in Schedule "B".

         The words "included", "includes" and "including" shall be deemed to be followed by the phrase "without limitation".

         Unless otherwise specified, all references to money amounts are to Canadian currency.

    SEVERABILITY - If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

    ENTIRE AGREEMENT; ASSIGNMENT - This Agreement, together with the Confidentiality Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise, except that the Purchaser may assign all or any of its rights and obligations hereunder to any direct or indirect wholly-owned subsidiary of AB Volvo

(publ), PROVIDED that no such assignment shall relieve the Purchaser of its obligations hereunder if such assignee does not perform such obligations.

    TIME.  Time shall be of the essence of this Agreement.

    CURRENCY. All sums of money referred to in this Agreement shall mean Canadian funds.

    AMENDMENTS. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

    COUNTERPARTS. This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of the counterparts may be effected by means of a telecopied transmission. This Agreement may be executed by facsimile signature, and execution thereby will constitute an original hereof.

    GOVERNING LAW.

         LAWS OF ONTARIO - This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

         SUBMISSION TO JURISDICTION - The parties hereto irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Ontario solely in respect of the interpretation and enforcement of the provisions of this Agreement, and in respect of the transactions contemplated herein, and hereby waive, and agree not to assert, as a defense in any action for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that final judgment in any suit, action or proceeding brought in such a court shall be conclusive and binding upon the parties and may be enforced in any other court to the jurisdiction of which a party is subject by a suit upon such judgment, provided that service of process is effected upon the parties in a manner permitted by law; PROVIDED, HOWEVER, that the parties do not waive, and the foregoing provisions of this clause shall not constitute or be deemed to constitute a waiver of, (i) any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment or (ii) any stay of execution or levy pending an appeal from, or a suit, action or proceeding for reconsideration or review of, any such judgment.

         PROCEEDINGS IN OTHER JURISDICTION - Nothing in this section shall, however, limit the right of any party to bring proceedings against any party in the courts of any jurisdiction or jurisdictions.


    IN WITNESS WHEREOF, the Purchaser and the Corporation have caused this Agreement to be executed as of the date first written above by their respective duly authorized officers.


                        VOLVO CONSTRUCTION EQUIPMENT N.V.


                        By:
                             Name:
                             Title:


                        By:
                              Name:
                              Title:


                        CHAMPION ROAD MACHINERY LIMITED


                        By:
                             Name:
                             Title:


                        By:
                             Name:
                             Title:

                                     SCHEDULE "B"
                                     DEFINITIONS


    "affiliate" has the meaning ascribed thereto in the CBCA;

    "associate" has the meaning ascribed thereto in the CBCA;

    "business day" shall mean a day other than a Saturday, Sunday or other day on which commercial banks in Toronto are authorized or required by law, regulation or executive order to close;

    "Canadian generally accepted accounting principles" shall mean the generally accepted accounting principles in Canada from time to time approved by the Canadian Institute of Chartered Accountants;

    "disclosed to the Purchaser in writing" means (i) disclosure set forth in this Agreement, or the Corporation's filings (other than any filing made on a confidential basis) with the Ontario Securities Commission made, and available generally to the public, on or before the date hereof and (ii) disclosure set forth in any written disclosure letter or notice addressed to the Purchaser and received in the period from January 1, 1997 to February 19, 1997 by any officer or employee of the Purchaser identified in the letter of even date herewith from the Purchaser to the Corporation, to the extent such letter or notice on its face discloses a specific breach of an express representation or warranty of the Corporation in Article III of the Acquisition Agreement.

    "Environment" means the environment or natural environment as defined in any Environmental Law and includes, without limitation, air, surface, water, ground water, land surface, soil, subsurface strata, a sewer system and the environment in the workplace;;

    "Environmental Approvals" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Authorities pursuant to Environmental Laws with respect to the operation of the Corporation or its assets and includes, without limitation, any sewer surcharge agreement;

    "Environmental Laws" means all laws relating in full or in part to the protection of the Environment, product liability, and employee and public health and safety, and includes, without limitation, those Environmental Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release and disposal of Hazardous Substances;

    "Governmental Authorities" means any government, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, or province or state or other subdivision thereof or any municipality, district or other subdivision thereof;

    "Hazardous Substances" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

 "Material Adverse Effect" means any condition, event or development which is, or could reasonably be expected to result in or represent, a material adverse effect or material adverse change (or any condition, event or development involving a prospective material adverse change) individually or in the aggregate on or in the business, affairs, operations, assets, capitalization, financial condition, rights, results of operations, or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of the Corporation and its subsidiaries considered as a whole provided that none of the following shall either alone or in aggregate constitute a Material Adverse Effect: (i) any change in general economic or grader industry conditions; (ii) the payment by the Corporation of its regular dividend of $0.05 per Common Share in April, 1997, (iii) payments of cash bonuses to participants in the Corporation's employee stock option and deferred profit sharing plans (the "Plans") in lieu of the granting of stock options and the making of deferred profit sharing plan contributions in respect of such Plans for the year ended December 31, 1996 in an aggregate amount not to exceed $1.2 million, and (d) any departure from the Corporation of fewer than five of the executive officers of the Corproation or its subsidiaires;

  "Release" has the meaning prescribed in any Environmental Law and includes, without limitation, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, or placement;

 "Remedial Order" means any administrative complaint, direction, order or sanction issued, filed or imposed by any Governmental Authority pursuant to any Environmental Laws and includes, without limitation, any order requiring any remediation or clean-up of any Hazardous Substance, or requiring that any Release or any other activity be reduced, modified or eliminated;

    "Reports" has the meaning ascribed thereto in Section 3.5; and

    "Transaction Proposal" means any take-over bid, tender offer or exchange offer other than the Offer, (which bid or offer, solely for purposes of section 5.3, is for at least a majority of the outstanding Shares on a fully diluted basis) merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, reverse take-over, sale of assets (other than in the ordinary course of business), sale of securities, recapitalization, liquidation, dissolution, winding-up, or similar transaction involving the Corporation or any of its subsidiaries.